CONFIDENTIAL TREATMENT REQUESTED1

September 15, 2016

VIA EDGAR TRANSMISSION

Ethan Horowitz, Branch Chief

Office of Natural Resources

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Re:      Petróleo Brasileiro S.A.

Form 20-F for Fiscal Year Ended

December 31, 2015 Filed April 28, 2016 File No. 1-15106

Dear Mr. Horowitz:

By letter dated September 1, 2016, you provided certain comments on the annual report on Form 20-F of Petróleo Brasileiro S.A. – Petrobras (the “Company,” “Petrobras” or “we”) for the year ended December 31, 2015 (the “2015 Form 20-F”). This letter sets forth our responses to these comments. For your convenience, we have reproduced the comments below in italics and have provided responses immediately below each comment.

Item 4. Information on the Company, page 37
Additional Reserves and Production Information, page 78
Changes in Proved Reserves, page 79

Comment 1:

You make the following two statements regarding changes in your proved reserves during the fiscal year ended December 31, 2015:

•	“In 2015, our proved reserves decreased by 2,186 mmboe due to revisions of previous estimates, mostly as result of the decrease in oil prices during fiscal year of 2015.”

1 Note: Confidential treatment has been requested with respect to the information contained within the [***] marking. Such portions have been omitted from this filing and have been filed separately with the Securities and Exchange Commission.

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•	“In addition, our domestic proved undeveloped reserves were increased by 243.2 mmboe due to revisions to previous estimates.”

Explain the underlying details of this positive revision in PUD reserves to us. Your response should address and quantify the decrease in PUD reserves due to lower oil prices, if any, as well as the increases due to "revisions to previous estimates" attributable to factors other than prices.

Response:

The net increase in domestic proved undeveloped reserves was 389.2 mmboe. This represents the net effect of the following changes:

•	Increase of 408.4 mmboe resulting from extensions and discoveries, mainly in the pre-salt areas of the Santos Basin.
•	Increase of 243.2 mmboe due to revisions of previous estimates, attributable to (i) an increase of 715.3 mmboe resulting from technical revisions of previous estimates, due to geological and dynamic parameters, mainly at the Campos and Santos Basins, and (ii) an increase of 1.4 mmboe due to contract revisions, partially offset by (iii) a decrease of 473.4 mmboe as a result of lower oil prices.
•	Increase of 0.5 mmboe due to improved recovery.
•	Decrease of 262.9 mmboe resulting from the conversion of proved undeveloped reserves to proved developed reserves, mainly attributable to the drilling of additional wells in currently producing fields.

Operating and Financial Review and Prospects, page 88
Results of Operations, page 92

Comment 2:

We note that your results of operations were impacted by the depreciation of the real against the U.S. dollar and the decrease in the price of crude oil. For example, material changes in your revenues and costs were attributed to various factors, including foreign currency translation effects and lower crude oil prices. Revise your discussion in future filings to quantify, to the extent practicable, the effect of each causal factor that you cite for material changes in your financial statements. Your revised variance analysis should fully explain the changes between periods for each year presented. Please provide us with a draft of your proposed disclosures. Refer to Item 5.A.1 of Form 20-F and, for further guidance, section III.B.4 of SEC Release No. 33-8350.

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Response:

As set forth on page 92 of our annual report on Form 20-F, most of our revenues and expenses from our Brazilian operations are denominated and payable in Brazilian reais. As a result, foreign currency translation effects can materially impact the results of our operations when expressed in U.S. dollars. We provide both qualitative and quantitative information regarding this impact, by providing the percentage change in the average and year-end exchange rates in the tabular disclosures on page 92, as well as the separate presentation of changes in sales revenues, volume and price in the tabular disclosures on page 90.

We will expand our discussion in future filings to quantify, where material, the impact on specific line items in our results of operations of changes in foreign currency translation rates, and the effect of other causal factors where practicable. Annex A attached hereto illustrates the proposed approach as applied to consolidated revenues for 2015 and 2014. While we may revise the presentation of our operating and financial review and prospects in future filings, we will provide information concerning material impacts of changes in exchange rates equivalent to Annex A attached hereto.

Critical Accounting Policies and Estimates, page 109
Impairment of Crude Oil and Natural Gas Producing Properties, 114

Comment 3:

Disclosure in your filing states that the recent decline in international crude oil and gas prices have resulted, and may result, in substantial write-downs. Expand your disclosure to qualitatively and quantitatively address material implications to your financial statements of uncertainties associated with the methods, assumptions, and estimates underlying the process through which you assess proved properties for impairment. Your revised disclosure should describe the key assumptions used in your impairment assessment and the degree of uncertainty associated with your key assumptions. Also, address potential events that management reasonably expects could negatively affect your key assumptions. Refer to Item 5.D. of Form 20-F and, for further guidance, section V of SEC Release No. 33-8350.

Response:

In our “Critical Accounting Policies and Estimates” disclosure about impairment of crude oil and natural gas producing properties we have attempted to provide investors with information that could help them directly identify the main impacts of key assumptions in 2015. Additional substantive disclosure requested by the Staff is provided in the notes to our financial statements and elsewhere in our annual report on Form 20-F, including the following:

•	In Item 3 – Key Information – Risk Factors we discuss the risks associated with changes in international oil prices, as well as the fact that they may affect us differently than our competitors, and the degree of uncertainty associated with our crude oil and natural gas reserve estimates. There is also a specific risk factor
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addressing the possibility of substantial write-downs of the carrying amount of certain of our assets due to developments in the oil and gas industry (such as the recent significant decline in international crude oil and gas prices).

•	In “Results of operations” (pages 94 and 99) we discuss the most significant reasons for impairment charges in 2015 and 2014.
•	In note 4.10 to our consolidated financial statements (Summary of significant accounting policies – Impairment) we discuss the fact that future expected cash flows for impairment test purposes are mainly based on our future price projections, set forth in our most recent strategic plan, on production curves associated with existing projects in our portfolio, on operating costs reflecting current market conditions, and on projected investments required for carrying out the projects.
•	The recent decline in international crude oil and gas prices has highlighted the uncertainties associated with the assessment of proved properties for impairment. In note 5.1 to our consolidated financial statements (Oil and gas reserves) we discuss the fact that reserves estimates require judgment. We clarify that they are reviewed at least annually based on a re-evaluation of new and already available geological, reservoir or production data and new changes in prices and costs, changes in our development strategy or in the production capacity of equipment and facilities. We also discuss the impact of changes in future oil and gas prices by clarifying that lower future oil and gas prices, when considered long-term trends, as well as negative impacts of significant changes in reserve volumes, production curve expectations, lifting costs or discount rates could trigger the need for impairment assessment (which could materially impact our financial statements, as discussed in our risk factors).
•	In note 5.2 to our consolidated financial statements we also discuss another critical accounting estimate/policy: the identification of a cash-generating unit (CGU) for impairment test purposes. We discuss the fact that identifying a CGU requires assumptions and judgment, and is based on our business and management model. We also clarify that changes in the interdependencies between assets within a CGU could result in changes in identified CGUs and possibly result in additional impairment charges or reversals.
•	We also provide detailed information regarding the impact of impairment tests in our financial statements in note 14 to our consolidated financial statements. We discuss the underlying reasons for the impairment charges recognized in 2015 and 2014, including: (i) revision of our mid and long term assumptions reflecting the new oil price scenario; (ii) decrease in estimates of proved reserves and probable reserves; (iii) a significant decrease in estimated future capital expenditures pursuant to revision of our portfolio; (iv) revision of geological characteristics; and (v) higher discount rates used to measure the value-in-use of our assets and
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CGUs, attributable to an increase in Brazil’s risk premium resulting from a credit risk downgrade.

In order to draw the attention of investors to this information, in future filings we will expand our disclosure under Critical Accounting Policies and Estimates by using cross references to the substantive additional disclosures provided elsewhere in our Form 20-F, that specifically address each of the key assumptions and the related degree of uncertainty, as well as qualitative and quantitative information with respect to impairment of assets.

Notes to the Financial Statements
Note 14 — Impairment, page F-44

Comment 4:

We note that for impairment testing purposes, you used an average Brent price per barrel of $45 for 2016 and $72 for your long term average. Please show us the internal price forecasts used as the basis for commodity prices you used for impairment testing and explain your basis for estimating future commodity prices, including periods beyond those for which you have approved financial budgets. Specifically, tell us the number of years covered by the cash flow projections underlying your value in use calculations, how the price assumption for each year was determined and the specific crude oil prices used for each year in your projections. Your response should also describe how you determined that the assumptions on which you based your cash flow projections are consistent with past actual outcomes and explain the differences between past cash flow projections and actual cash flows. Refer to paragraphs 33, 34, and 36 of IAS 36.

Response:

The oil market is subject to a high level of uncertainty and oil prices are usually highly volatile over time. To address the volatility risk we review our forecasting process annually, in order to take into consideration and incorporate forecast errors and identified disruptions in the market.

Our forecasting process also includes reviewing, comparing and contrasting our own projections with forecast consensus and the views of other institutions and specialized firms on the market, as well as backtesting analyses and a feedback process in order to continually improve our forecast techniques.

In 2015, Brent crude oil prices declined significantly and reached a year-end price of US$ 35.75/bbl, compared to an average price of US$ 52.46/bbl, which represents a 47% decrease when compared to the 2014 average price. The supply and demand dynamics in 2015 have shown that the market is moving in a way to reduce the excess supply that triggered the price decrease in the second semester of 2014. However, there are several uncertainties about this process.

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Our crude oil price forecasts are based on a supply and demand balance during the forecast period and also take into account other relevant factors, such as the most recent costs of finding and developing new projects, the relationship between the oil price and the U.S. dollar quotations, as well as the impact of the OPEC in the oil market. We also take into account the refining value of the different crude oil streams in their markets of destination. The price of a specific crude oil stream in a given market is set in a way that its refining margin is equal to the refining margin of a reference crude stream in that market. The refining value of the different crude oil streams is determined by their physical characteristics (density and Sulphur content, for example), that influence the crude oil yields in the refinery process, and oil products prices.

Our base-case scenario assumes moderate economic growth and increasing concerns over mobility and air quality in great urban centers, which translate into lower than historical average oil demand growth rates. We forecast the market will remain oversupplied for a longer period of time and lower oil price levels will reduce capital expenditures in new projects. The result is a gradual oil price recovery, reaching US$ 70/bbl by 2020.

Those base-case scenario assumptions also support other price forecasts. Oil product price forecasts, for instance, are based on an analysis of future demand growth and refinery capacity expansions, resulting in a projected refining capacity utilization level for the forecast period and, therefore, refining margins that are consistent with that level. We also take into account current and historical relationships between different oil products. The price of Brazilian domestic oil product is, in general, determined by the international market prices, assuming export or import parity and, therefore, including freight costs and other transportation costs, as well as forecast Brazilian Real exchange rates.

Cash flow projections for impairment tests consider our price forecasts based on our Strategic Plan, which are made on a yearly basis through 2030 (see Table 1 below) and are constant after 2030.

[***]2

As discussed above, our commodity price forecasts are always comparable to other forecasters such as financial institutions, consulting companies and/or peer companies, and are continually reviewed to address relevant market changes, incorporate prior forecast errors in our models and monitor potential market disruption. While crude oil prices significantly decreased after December 31, 2014 and the sustainability of a lower price level has made us review our medium-term/long-term forecasts, our 2015 and 2016 forecasts were very consistent with actual outcomes, as set out below:

2 *** Note: Confidential treatment has been requested with respect to the information contained within the [***] marking. Such portions have been omitted from this filing and have been filed separately with the Securities and Exchange Commission.

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[***]3

Supplementary Information on Oil and Gas Exploration and Production, page F-94
Reserve Quantities Information, F-97

Comment 5:

Revise your disclosure of changes in the net quantities of proved reserves to present the total quantity of proved reserves by line item for all products (i.e., oil and gas). Refer to Item 302(b) of Regulation S-K, FASB ASC 932-235-50-4, and Example 1 in FASB ASC 932-235-55-2.

Response:

The company has provided the tables required by ASC 932-23-50-4 on pages F-98 and F-99. In future filings, we will expand our disclosure to include or cross reference to the total quantity of proved reserves by line item for all products as disclosed on page 83 of the 2015 Form 20-F.

 Comment 6:

Expand your qualitative disclosure following the tables detailing changes in net quantities of proved reserves to address the nature and basis for significant changes. Refer to FASB ASC 932-235-50-5 for further guidance.

Response:

The qualitative discussion of the changes appears on pages 79-80. In future filings, we will expand our disclosure to include or cross reference to the qualitative discussion.

Standardized Measure of Discounted Future Net Cash Flows, page F-101

Comment 7:

Expand your supplemental disclosure to include the changes in the standardized measure of discounted future net cash flows as required by FASB ASC 932-235-50-34 through 35 and reflected in Example 6 in 932-235-55-7.

Response:

Three tables showing changes in discounted future net cash flows were inadvertently omitted from the 2015 Form 20-F as filed, pursuant to an error of an outside vendor in the process of Edgarization prior to filing. The same tables were included when we filed our financial statements on a Form 6-K on March 23, 2016, prior to filing the 2015 Form 20-F. We

3 *** Note: Confidential treatment has been requested with respect to the information contained within the [***] marking. Such portions have been omitted from this filing and have been filed separately with the Securities and Exchange Commission.

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regret the omission but believe it is not material and that investors have the information. We will include this information in future filings.

* * * * *

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the 2015 Form 20-F; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the 2015 Form 20-F; and that we may not assert comments of the Commission staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at +(55 21) 3224-2401 or Francesca Odell of Cleary Gottlieb Steen & Hamilton LLP at +1 (212) 225-2530.

Sincerely,

/s/ Ivan de Souza Monteiro

Ivan de Souza Monteiro

Chief Financial Officer

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Annex A – Illustration of Revised Disclosure
(compare 2015 Form 20-F, page 93)

Sales Revenues

Sales revenues decreased by 32% to US$97,314 million in 2015 from US$143,657 million in 2014. The total reduction of US$46,343 million was driven primarily by the effect depreciation of the real against the U.S. dollar, which reduced our sales revenues when expressed in U.S. dollars (US$41,351 million). Excluding the impact of currency changes, sales revenues expressed in reais decreased by 5%. Other significant factors in the decrease from 2014 to 2015 were the effects of:

•	a 9% decrease in domestic demand for oil products, reflecting lower economic activity in Brazil (US$6,014 million);
•	lower export prices for crude oil and oil products (US$4,264 million); and
•	decreased domestic prices of naphtha, jet fuel and fuel oil (US$693 million).

These were partially offset by the effects of higher prices for diesel fuel and gasoline following prices increases in November 2014 and September 2015 (US$4,280 million) and a 55% increase in crude oil export volumes attributable to a 5% increase in domestic crude oil production and a 6% decrease in feedstock processed by our domestic refineries (US$4,073). See Item 5. "Operating and Financial Review and Prospects–Sales Volumes and Prices" for additional information about our sales revenues.